FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2006

WAVECOM S.A.

3, esplanade du Foncet

F-92442 Issy-Les-Moulineaux Cedex, France

Tel: 00 33 1 46 29 08 00

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F	Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes	No

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.]

MEDIA RELEASE

Wavecom Announces First Quarter 2006 Financial

Results

Achieves profitability at both the operating and net level

Issy-les-Moulineaux, France – April 27, 2006 – Wavecom SA (NASDAQ: WVCM; Euronext Eurolist compartment B: AVM; ISIN: FR0000073066), a leader in pre-packaged wireless communications solutions for automotive, industrial (machine-to-machine) and mobile professional applications, today announced financial results for its first quarter March 31, 2006.

Ron Black, chief executive officer, commented. “The first quarter of 2006 has been an exciting one for Wavecom as we announced the acquisition of Sony Ericssson’s M2M business and our next generation product, the first single-component Wireless Microprocessor. We believe that these developments will give Wavecom a distinct advantage and position us for industry leading growth and profitability. In addition, we are proud to continue to demonstrate our commitment to being a technology and strategic leader in the industrial and automotive wireless marketplace.”

First Quarter 2006 Highlights:

All figures are unaudited and reported in accordance with U.S. generally accepted accounting principles (U.S. GAAP) unless otherwise noted. Condensed consolidated financial tables are provided at the end of this release. Wavecom financials for the first quarter 2006 do not include any results associated with the acquisition of certain assets of Sony Ericsson’s M2M business unit which was announced on March 20, 2006 and closed on April 26, 2006.

Revenues: First quarter 2006 revenues were €28.2 million, which was a decrease of 8% from the fourth quarter 2005. This quarter-on-quarter decline resulted from no handset customer sales this quarter, as well one of our key customers in Europe entering into court-supervised reorganization in February 2006. On the positive side, the Americas’ region performed particularly well, having increased its revenues 33% over the previous quarter, as most major North and South American carriers have certified Wavecom products.

Revenues from our core vertical markets business represented 98% in the first quarter, while licensing and services represented 2%. The breakdown of revenues by region was as follows: EMEA (Europe, Middle-east and Africa) 66%; APAC (Asia-Pacific) 21%; and Americas 13%. The customer portfolio remained balanced, with the top ten customers, six of which are distributors, representing 64% of revenues, as compared to 59% in the previous quarter.

Backlog: Excluding orders related to the Sony Ericsson acquired business, backlog on March 31, 2006 stood at €38.3 million, having declined slightly compared to €39.1 million at the end of the previous quarter.

Gross Margin: Gross margin was 53.1% of revenues, compared to 48.5% for the previous quarter. The first quarter 2006 was positively impacted by a decrease of the intellectual property rights (IPRs) accruals following an in depth analysis prepared for the 2005 closing of the probable remaining liabilities. In future quarters, the improvement of gross margin related to this item in accruals accounting should be much lower.

Operating Expenses: Total operating expenses for the first quarter 2006 were €14.4 million compared to €14.0 million in the fourth quarter 2005. Operating expenses in the first quarter 2006 for R&D and Sales & Marketing declined by 9.5% and 4.1% respectively. G&A expenses increased 27.4% compared to the fourth quarter of 2005, mainly the result of an increase in accrual for bad debt as there is risk of non payment from two Asian customers.

Profit: Operating income for the first quarter was €0.6 million compared to €0.9 million of operating profit in the fourth quarter 2005. Net income for the first quarter 2006 was €0.2 million, or €0.01 per share, as compared to €1.4 million, or €0.09 per share, in the fourth quarter 2005. Wavecom recorded a net foreign exchange loss of approximately €0.7 million for the first quarter 2006, compared to a €0.2 million gain in previous quarter.

The first quarter 2006 income includes a non-cash expense of €263 thousand related to stock-based compensation as required by implementation of SFAS 123. Stock-based compensation was not required to be expensed under US GAAP for the year 2005. Accordingly, in order to compare the EPS, our earnings per share before stock-based compensation for the first quarter 2006 would have been € 0.03 on a fully diluted basis, as compared to €(0.02) for the first quarter 2005 and €0.09 for the fourth quarter 2005. A comparison of the net income/loss before and after stock-based compensation is provided in the accompanying financial tables.

Cash: Wavecom’s cash position was €59.0 million at March 31, 2006, decreasing from €60.7 million on December 31, 2005. This reduction was mainly the result of payment related to some 2005 accruals. Our operating performance improved, as inventory and accounts receivables decreased slightly quarter-on-quarter.

Business news:

•

Wavecom acquired certain assets of Sony Ericsson’s M2M business unit. Wavecom management believes that the acquisition of one of its major competitors positions it positively for future growth by establishing the largest R&D team in the industry, giving it the premiere position as provider of wireless solutions to the automotive industry worldwide and finally paving the way to greater technology standards for wireless machine-to-machine communication. This acquisition was financed by Wavecom’s cash reserves and will cost up to €32.5 million. The transaction closed on April 26, 2006.

•

Wavecom announced the introduction of the Wireless Microprocessor, combining high performance embedded processing and wireless connectivity in a single surface-mount component. In combination with Wavecom’s Open AT® software suite, it provides the lowest total cost of ownership for any industrial wireless machine by reducing the overall number of components and shortening the time to market.

Outlook: We expect the integration process of the Sony Ericsson M2M business unit to take from two to three quarters to complete. Given a number of factors, both positive and negative, that will impact the financial performance of the combined, entities; at this time the Company will not be providing quantitative guidance for the remaining three quarters of 2006 at this time. Management does however expect the acquisition to be accretive in 2007.

Conference Call:

Today at 3:00 p.m. Paris time, Wavecom management will host a conference call in English reserved for financial professionals commenting on its first quarter 2006. To access this call, please use the following numbers: +33 (0) 71 23 08 27 in France, +44 (0) 20 7806 1951 in the U.K. and +7 718 354 1112 in the U.S. Visit the Wavecom corporate website: www.wavecom.com investors section to listen to the conference call commentary webcast (in English).

Wavecom will announce its Q2 2006 results on July 27 at 7:00 a.m. Paris time.

About Wavecom

Wavecom is a worldwide leader in embedded industrial wireless communication solutions for automotive, machine-to-machine and mobile professional applications. Wavecom’s solutions include the Open AT® software platform encompassing the Wavecom Open AT® Operating System, a wide range of Plug-Ins, the Open AT® Integrated Development Environment (IDE) along with a market-leading range of Wireless CPUs (Central Processing Units), and an expanding portfolio of services. These complete embedded solutions enable makers of all types of machines to development of a new breed of intelligent wireless applications, without the need of external processors and other ASICs (Application Specific Integrated Circuits) and components.

Founded in 1993 and headquartered in Paris, Wavecom has subsidiaries in Hong Kong (PRC), San Diego (USA), and Darmstadt (Germany). Wavecom is publicly traded on Euronext Paris (Eurolist) in France and on the NASDAQ (WVCM) exchange in the U.S.

For further information please contact:
Lisa Ann Sanders	John D. Lovallo
Director, Communications and	Lovallo Communications Group, LLC
Investor Relations	Tel. +33 1 46 29 41 81
Tel: + 1 203-431-0587	Johnlovalloirpr@sbcglobal.net
lisaann.sanders@wavecom.com

This press release contains forward-looking statements that relate to the company’s future business performance, operating expenses and financial results and objectives. Such forward-looking statements are based on the current expectations and assumptions of the company’s management only and involve risk and uncertainties. Potential risks and uncertainties include, without limitation, whether the company will be commercially successful in implementing its strategic reorientation, whether there will be continued growth in the vertical markets and demand for the company’s products, an unanticipated decrease in orders from one of the company’s principal customers or customer cancellation or scale-down of a major project, the company’s reliance on a single contract manufacturer in China for all production requirements, dependence on third parties, changes in foreign currency exchange rates, new products or technological developments introduced by competitors, customer and supplier concerns regarding the company’s overall financial position, and risks associated with managing growth. Unfavorable developments in connection with these and other risks and uncertainties described in the Company’s reports on file with the Securities and Exchange Commission could cause the company to not achieve the anticipated or targeted performance or results. As a consequence, the Company’s actual performance and results may be materially different from those expressed by the forward-looking statements above.

WAVECOM S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except for share and per share data)

Prepared in accordance with U.S. generally accepted accounting principles.

	Three months ended
	March 31, 2005	December 31, 2005	March 31, 2006

	Euro	Euro	Euro
Revenues :
Product sales	34,868	29,490	27,462
Services revenue	110	682	270
Licensing revenue	—	484	484

	34,978	30,656	28,216
Cost of revenues :
Cost of goods sold	21,037	15,565	13,066
Cost of services	60	228	176

	21,097	15,793	13,242

Gross profit	13,881	14,863	14,974
Operating expenses :
Research and development	5,869	6,517	5,901
Sales and marketing	3,048	3,009	2,886
General and administrative	4,514	4,370	5,568
Restructuring costs	2,086	78	—

Total operating expenses	15,517	13,974	14,355

Operating income (loss)	(1,636)	889	619

Interest income and other financial income, net	254	251	321
Foreign exchange gain (loss), net	1,447	249	(682)

Total other income (loss)	1,701	500	(361)

Gain before income taxes	65	1,389	258
Income tax expense (benefit)	378	(12)	54

Net income (loss)	(313)	1,401	204

Basic net income (loss) per share	(0.02)	0.09	0.01
Diluted net income (loss) per share	(0.02)	0.09	0.01

Number of shares used for computing :
- basic	15,349,945	15,358,882	15,375,468
- diluted	15,349,945	15,881,053	15,782,195

WAVECOM S.A.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands, except for share and per share data)

Prepared in accordance with U.S. generally accepted accounting principles.

	At December 31, 2005	At March 31, 2006

	Euro	Euro
ASSETS

Current assets :
Cash and cash equivalents	60,663	58,966
Services revenue	24,271	22,644
Licensing revenue	6,448	6,315
Value added tax recoverable	842	639
Prepaid expenses and other current assets	2,741	3,359

Total current assets	94,965	91,923
Other assets :
Long-term investments	3,585	3,607
Other assets	4,146	3,823
Research tax credit	1,529	1,585
Deferred tax assets	9,617	9,617
Intangible and tangible assets, net	6,236	5,922

Total assets	120,078	116,477

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities :
Accounts payable	24,314	23,491
Accrued compensation	6,732	5,208
Current portion of other accrued expenses	3,831	9,158
Current portion of capitalized lease obligations	303	289
Deferred revenue and advances received from customers	2,564	2,143
Other liabilities	225	304

Total current liabilities	37,969	40,593

Long-term liabilities :
Long-term portion of other accrued expenses	16,775	10,039
Long-term portion of capitalized lease obligations	94	118
Other long-term liabilities	1,100	1,003

Total long-term liabilities	17,969	11,160

Shareholders’ equity :
Shares, euro 1 nominal value, 15,539,807 shares authorized, issued and outstanding at March 31, 2006 (15,531,813 at December 31, 2005)	15,532	15,540
Additional paid-in capital	137,180	137,221
Treasury stock at cost (156,345 shares at March 31, 2006 and December 31, 2005)	(1,312)	(1,312)
Retained deficit	(84,650)	(84,446)
Accumulated other comprehensive loss	(2,610)	(2,279)

Total shareholders’ equity	64,140	64,724

Total liabilities and shareholders’ equity	120,078	116,477

WAVECOM S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

Prepared in accordance with U.S. generally accepted accounting principles.

	Three months ended March 31,
	2005	2006

	Euro	Euro
Cash flows from operating activities :
Net income (loss)	(313)	204
Services revenue
Licensing revenue
Amortization and impairment of tangible assets	1,939	875
Share-based compensation	—	264
Loss (gain) on sales and retirement of tangible assets	883	(67)
Net decrease in cash from working capital items	(3,291)	(2,329)

Net cash used by operating activities	(782)	(1,053)

Cash flows from investing activities :
Disposal (acquisition) of long term investments	1,882	(22)
Purchases of intangible and tangible assets	(539)	(529)
Proceeds from sale of intangible and tangible assets	530	121

Net cash provided (used) by investing activities	1,873	(430)

Cash flows from financing activities :
Principal payments on capital lease obligations	(155)	(88)
Proceeds from exercise of stock options and founders’ warrants	—	49

Net cash used in financing activities	(155)	(39)
Effect of exchange rate changes on cash and cash equivalents	118	(175)

Net increase (decrease) in cash and cash equivalents	1,054	(1,697)
Cash and cash equivalents, beginning of period	53,318	60,663

Cash and cash equivalents, end of period	54,372	58,966

WAVECOM S.A.

NET INCOME COMPARISON BEFORE AND AFTER STOCK-BASED COMPENSATION

(in thousands, except share information)

	Three months ended
	March 31, 2005	December 31, 2005	March 31, 2006

	(In thousands, except per share data)
	Euro	Euro	Euro

Net income (loss)	(313)	1,401	204

Net income (loss) per share
Basic	(0.02)	0.09	0.01
Diluted	(0.02)	0.09	0.01

Number of shares used for computing :
Basic	15,349,945	15,358,882	15,375,468
Diluted	15,349,945	15,881,053	15,782,195

Stock-based compensation
Research and development			30
Sales and marketing			63
General and administrative			171

Stock-based compensation total	—	—	264

Net income before stock-based compensation	(313)	1,401	468

Net income (loss) before stock-based compensation per share
Basic	(0.02)	0.09	0.03
Diluted	(0.02)	0.09	0.03

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WAVECOM S.A.
Date: April 27, 2006	By:	/s/ Chantal Bourgeat
Chantal Bourgeat Chief Financial Officer